UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SUPREME INDUSTRIES, INC.
(Name of Subject Company)

SUPREME INDUSTRIES, INC.
(Name of Person Filing Statement)

Class A Common Stock, $0.10 par value per share

Class B Common Stock, $0.10 par value per share

(Title of Class of Securities)

Class A Common Stock 868607102

Class B Common Stock 868607300
(CUSIP Number of Class of Securities)

With copies to:

John Dorbin	Bruce Newsome, Esq.
General Counsel	Haynes and Boone, LLP
Supreme Industries, Inc.	2323 Victory Ave., Suite 700
P.O. Box 237	Dallas, Texas 75219
2581 E. Kercher Road	(214) 651-5000
Goshen, Indiana 46528
(574) 642-3070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by Supreme Industries, Inc., a Delaware corporation (“Supreme”), with the Securities and Exchange Commission on August 22, 2017, relating to the offer (the “Offer”) by Wabash National Corporation, a Delaware corporation (“Parent”), and Redhawk Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding Class A common stock of Supreme, par value $0.10 per share (the “Class A Common Stock”), and the Class B common stock of Supreme, par value $0.10 per share (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Shares”) for $21.00 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2017, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

The information set forth in the Schedule 14D-9 remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule 14D-9.

Item 8.       Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under “Item 8. Additional Information – Antitrust Compliance” and replacing it with the following paragraphs:

“The initial waiting period applicable to the Offer and the Merger under the HSR Act expired at 11:59 p.m., New York City time, on September 6, 2017. Accordingly, the condition to the Offer requiring the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, Supreme or any of their respective subsidiaries or affiliates. The U.S. Department of Justice Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws. While Supreme believes that the consummation of the Offer will not violate any U.S. federal antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

On September 7, 2017, Parent issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(16) hereto.”

Item 9.       Exhibits.

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(16)	Press Release issued by Wabash National Corporation, dated September 7, 2017 (incorporated by reference to Exhibit (a)(5)(F) to Wabash National Corporation’s Amendment to Schedule TO filed with the SEC on September 7, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPREME INDUSTRIES, INC.

By:	/s/ Mark D. Weber
Name:	Mark D. Weber
Title:	President and Chief Executive Officer

Dated: September 7, 2017